[redacted]

06012122

Orbis
Grupa Hotelowa

Warsaw, 2006-03-16

United States Securities
and Exchange Commission
Washington D.C. 20549
USA

SEC MAIL PROCESSING
RECEIVED
MAR 27 2006
WASH. D.C. 185 SECTION

ORBIS SA

ul. Bracka 16
00-028 Warszawa, Polska
Tel.: (+48 22) 829 39 39
Fax: (+48 22) 827 33 01
E-mail: orbissa@orbis.pl

Infolinia:
0 801 606 606, 0 502 805 805
www.orbis.pl, www.orbisonline.pl

zarejestrowana w Sądzie Rejonowym
dla m.st. Warszawy,
XIX Wydział Gospodarczy,
KRS Rejestr Przedsiębiorców 0000022622,
NIP 526-025-04-69,
Nr konta: BH S.A. I O/W-wa
04 1030 1508 0000 0005 0301 6001

Sofitel
Novotel
Mercure
Ibis
Orbis Hotels
Etap

Ref.: 82-5025

SUPPL

Dear Sirs,

Please find enclosed the texts of the Current reports no 3/2006, 4/2006.

Best regards

PROCESSED
APR 05 2006
THOMSON FINANCIAL

Krzysztof Gerula

I Vice-President

PROCESSED
APR 05 2006
THOMSON
FINANCIAL

Current report no 3/2006

In connection with the provisions of § 5 section 1 point 21 and § 27 of the Regulation of the Minister of Finance dated October 19, 2005, concerning current and periodical information reported by securities issuers (official journal "Dz. U." No 209, item 1744), the Management Board of "Orbis" S.A. hereby informs that Mrs. Jolanta Wojciechowska de Cacqueray Valmenier, Member of "Orbis" S.A. Management Board, delivered a letter of resignation dated March 14, 2006, from her position of a Management Board member in „Orbis" S.A. with immediate effect.

Current report no 4/2006

In connection with the provisions of § 5 section 1 point 22 of the Regulation of the Minister of Finance dated October 19, 2005, concerning current and periodical information reported by securities issuers (official journal "Dz. U." No 209, item 1744), the Management Board of "Orbis" S.A. hereby informs that by virtue of a Resolution dated March 15, 2006, concerning appointment of a Member of "Orbis" S.A. Management Board for the sixth tenure of the Board, the Supervisory Board appointed Mr. Alain Billy as Member of the Orbis S.A. Management Board as from March 20, 2006.
Below we enclose the information required under § 28 of the above-mentioned Regulation:

1) Date of appointment of the managing person

   March 15, 2006, affective as from March 20, 2006.

2) Name and surname of the appointed managing person

   Alain Billy

3) Indication of the function performed in the issuer's business

   Member of the Management Board

4) Education, qualifications and previous posts along with a description of the professional career:

   Education:

   1967: Diploma of Accounting and Economics

   1968: Certificate of Accounting and Economics, Paris University, France

   1973: Diploma "Master in Business Organization and Management"

   Professional career:

   Since May 1999 – Accor Group, Bangkok (Thailand) – Vice - President Finance/ Development - Asia

   In charge of the development of Sofitel, Novotel, IBIS and Mercure brands in Asia. Search for new business opportunities, new partners and new projects research. Property valuation on operational performance basis. Responsible for negotiation and signing of management contracts. Financial analysis of new or existing projects of the Accor Group.

   Jul 1997-Apr 1999 – Accor Group, Paris (France) – Financial Controller for Europe and American Countries.

   Headed a team of 4 persons. In charge of financial controlling of Sofitel, Novotel, and Mercure brands located in Europe and in American countries. Controlling and consolidation of budgets,

preparation of business plans, monthly reporting. Financing and refinancing branches of the Accor Group. Close cooperation with the accounting and financial departments in Accor head office countries. Responsible for development in South America.

Oct 1995 – Jun 1997 Accor Group, Paris (France) – Financial and Accounting Director for France area.

Headed a team of 20 persons. In charge of financial controlling of Novotel brands (100 hotels), controlling and consolidation of budgets, preparation of business plans, monthly reporting. Financing and refinancing branches of the Accor Group. Consolidation of balance sheets, P&L accounts of Accor hotels.

Feb 1992– Sep 1995 Accor Group, Paris (France) – Financial and Accounting Director for Sunbelt area.

Headed a team of 8 persons. In charge of financial controlling of 90 hotels of Accor hotel brands. Controlling and consolidation of budgets, preparation of business plans, monthly reporting. Financing and refinancing branches of the Accor Group. Consolidation of balance sheets, P&L accounts of Accor hotels. Property valuation on operational performance basis. Responsible for negotiation and signing of technical assistance agreements.

From August 5, 2003, till June 10, 2005, Mr. Alain Billy was a member of "Orbis S.A." Management Board during its fifth tenure (as Finance Director, management of financing and accounting)

Languages:
French – mother tongue
English – fluent in speech and writing

5) Indication of other activity performed outside the issuer's business with an assessment whether it is competitive towards the business of the issuer, along with an indication whether such person participates in a competitive company as a partner in a registered partnership or other types of partnership, a member of the governing bodies in a corporate organization, or whether such person participates in another competitive legal person as a member of its governing bodies:

Mr. Alain Billy:

a) outside the issuer's business performs the function of an Official Representative in charge of Financing in Accor Organization in Evry – this activity is not competitive towards the business of „Orbis" S.A.;
b) does not participate in a competitive company as a partner in a registered partnership or other types of partnership, or a member of the governing bodies in a corporate organization, and does not participate in another competitive legal person as a member of its governing bodies,

6) Information concerning registration of the appointed managing person contained in the Register of Insolvent Debtors, kept on the basis of the Act on the National Court Registry:

Does not apply.